UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2003
Novogen Limited
(Translation of registrant's name into English)
140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual
reports under cover of Form 20-F or Form 40-F.
Form 20-F v Form 40-F
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. Yes   No
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
	82- ________________	.1
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
Date 24 October, 2003  By Ronald Lea Erratt, Company secretary

ASX & MEDIA RELEASE
24 October, 2003
CHAIRMAN'S ADDRESS AT THE ANNUAL GENERAL MEETING

1 Company achievements over the past year.
In the letter to all shareholders sent by the Managing Director which accompanied the annual accounts, there were listed many of the extensive public announcements that the Company has made this year.
A review of that list alone, quantifies the scope of the significant advances we have made over each of our therapeutic areas.

In the anti-cancer area alone we have announced the achievement of seven milestones between July 2002 and June 2003. The details of the scientific developments and clinical strategy that underpin these advances will be the subject of the presentation by the program director, Dr Graham Kelly.

In the other areas of technology development, the announcements of our achievements have been equally prolific. We have notified our shareholders of our progress at the rate of on average of an update every three weeks, and this does not include the procedural statements we are obliged to make from time to time. The number of announcements is not of itself definitive of importance until you look at the quality of the achievements described. And in this regard our last year has been most notable, and the announcement schedule has recorded exciting advances in every area of the business.

On the corporate front, we have had success by public recognition of our Export activities as joint winners of the Australian Technology Showcase Award, through to an event not announced directly by the Company, but notable nevertheless, in being the 2002/3 best share price performer of the top 200 companies on the Australian Stock Exchange.

On the intellectual property front, in the year under review we have had patents granted in the US and Australia covering our anti-inflammatory program NV-07a, and two US patents covering our Consumer product portfolio. Advances in our intellectual property continue, with more patents applied for during the year. Although patent costs form a significant part of the our R&D budget, we continue to regard our patents, our confidential know-how, and our staff, as the real value within the Company which underpins the strategic developments we have planned for the years ahead.

2. Review of the technology  - therapeutic areas
- OTC - Glycotex.

Our clinical trial programs have expanded this year and particularly the phase II trials with phenoxodiol, which are being conducted through Marshall Edwards Inc.
In the other areas, we have completed our clinical trials program in the topical skin anti-inflammatory, we are continuing the program in the cardiovascular area, and our subsidiary company Glycotex, Inc., has commenced trials with the Glucoprime compound for skin ulcer repair.
The worldwide OTC business has reorganised its operations to come into line with our stated strategy of conserving cash and reducing expenditures to improve financial performance.
Despite the growth in our R&D expenditures and the expedition of our clinical activities, we have managed as a group to improve year-end financial results and finish the year in a strong cash position.

3. 	New Directors

The Board was very pleased to secure the services of Professor Leanna Read as a non-executive Director.
Apart from impressive academic qualifications she has received 2 eminent awards for services to the biotechnology industry, is a member of the Prime Minister's
Innovation and Engineering Council and is CEO of a biotechnology company. Prof Read adds a mixture o f biotechnology, technical and management experience to an already very competent Board.

Our subsidiary company Marshall Edwards. Inc., also added a new non-executive Director this year in Mr Stephen Breckenridge. Mr Breckenridge brings to the group many years of financial experience and a detailed knowledge of the financial realities of the global pharmaceutical industry.

These appointments demonstrate our continued commitment to appointing Directors with the skills and experience directly applicable to the development and oversight needs of Novogen and Marshall Edwards.

4. 	Share ownership and geography
Novogens share activity on the Nasdaq National Market
in the US is continuing to demonstrate the
wisdom of the early and gradual introduction of the
Company stock to the US market that has been taking
place over the last four years.  Although the Company
has not directly issued any stock on the US market, the
trading of the Company stock on Nasdaq now represents
such a significant proportion of trading that the
question as to whether the ASX or the Nasdaq is the dominant exchange is now open for debate.  Over 28% of the
Company shares are held in American Deposit Receipt
form on the Nasdaq market, and it is estimated
that US interests hold more that half of the
Company through direct ASX holdings or through the
ADR program on Nasdaq.  We expect the trend to US
ownership to continue while the Company remains
relatively undervalued in US terms.
We are confident that the trend of the local market
in gradually coming to understand that the Novogen
group is still undervalued will also accelerate in
the near future.
5. 	The year ahead

We are planning for an exciting 2004.
The oncology program, about which you will hear more shortly, has proceeded to a point where we are confident we can coordinate the trial result schedule with the regulatory requirements for expedited product registration. Also we are very excited by the follow-on compounds to phenoxodiol which offer the Novogen group a pipeline of anti-cancer drugs that could reshape the oncology prescription drug landscape.
Each of our other technical areas is equally as exciting and promising.
Our financial position is solid, our portfolio is developing and expanding rapidly, our management is talented and focused, and with the continued support of our shareholders we expect to reward that support with significant capital growth.
Additionally and equally as importantly, we intend
o provide safer drug therapy and measurable benefits to the patients who currently suffer from an absence of adequate therapy.

Philip Johnston
Chairman
Novogen Limited
24 October, 2003

More information on the Company can be found at www.novogen.com.

ISSUED FOR : NOVOGEN LIMITED
LISTINGS : ASX (CODE NRT), NASDAQ (CODE NVGN).
FOR FURTHER INFORMATION	: RON ERRATT,
COMPANY SECRETARY, NOVOGEN LIMITED TEL +61 2 9878 0088